Mail Stop 4561

June 20, 2008

Richard T. Cole
Chief Executive Officer
Geeks On Call Holdings, Inc.
814 Kempsville Road, Suite 106
Norfolk, VA 23502

> **Re:** **Geeks On Call Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 28, 2008**
> **File No. 333-150319**

Dear Mr. Cole:

We have reviewed the above-captioned filing and your responses to our letter dated May 16, 2008, and have the following comments.

Risk Factors, page 4

"We are dependent upon our managers and skilled professional technicians…," page 6

1.   We note your response to prior comment 2, in which we asked you to disclose what experience, if any, you have had with employee retention. Although your revised disclosure addresses your ability to access the job market for potential employees, it does not address your past experience with retaining your employees. Please revise.

"The requirements of being a public company may strain our resources…," page 9

2.   We note your revisions in response to prior comment 3, in which we asked you to include an estimated cost of compliance with the requirements of being a public company. Please quantify this amount either in this risk factor or in your MD&A section.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Overview, page 14

3.   We note your response to prior comment 4, in which we asked you to clarify the
        key indicators of financial condition and operating performance that your
        management relies upon when analyzing your financial results. In your
        supplemental response, you listed certain key indicators you use to analyze
        financial results. Revise your MD&A to address these key variables and other
        qualitative and quantitative factors that are peculiar to and necessary for an
        understanding and evaluation of your company. In addition, please provide us
        with a detailed legal analysis supporting your claim that FTC and state regulations
        prohibit a registrant from disclosing or discussing details of revenue from
        franchise or corporate operations in their registration statement.

Results of Operations, page 15

4.   We note your response to prior comment 7, and it does not appear that you have
        complied with our request. In this regard, you provide three factors that
        contributed to a material change in selling, general and administrative expenses
        for the three-month period ended February 29, 2008 as compared to the three-
        month period ended February 28, 2007. However, you have not quantified how
        each individual factor contributed to the material change. Revise your filing
        accordingly. Note that our comment is not limited to your disclosure with respect
        to selling, general and administrative expenses.

Notes to Financial Statements, page F-7

Revenue Recognition, page F-7

5.   Notwithstanding the revisions to your revenue recognition footnote, it would
        appear that information provided in your response to prior comment 12 would
        further satisfy the disclosure requirements provided for in paragraph 20 of SFAS
        45. In this regard, your disclosure should include a detailed description of the
        "material obligations" (i.e., training program or other significant commitments
        and obligations) that you have agreed to provide the franchisee.

6.   We note your response to prior comment 13. As previously requested, revise
        your filing to provide disclosure with respect to your Area Development
        Agreement service obligations including how you satisfy these obligations.   In
        this regard, the specific information provided in your response should be
        disclosed within your financial statement footnotes as this appears to be
        informative with respect to your revenue recognition policies.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 884-8210</u>
        Edward H. Schauder, Esq.